

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

October 12, 2017

Via E-mail
Mark A. Smith
Chief Executive Officer
NioCorp Developments Ltd.
7000 South Yosemite Street, Suite 115
Centennial, Colorado 80112

> **Re:** **NioCorp Developments Ltd.**
> **Registration Statement on Form S-1**
> **Filed September 27, 2017**
> **File No. 333-220648**

Dear Mr. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Andrew C. Thomas, Esq.
Jones Day